18006783

DM

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response. . . 12.00

SEC Mail Processing Section

MAR 1 5 2018

Washington DC 408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinhood Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Ash Street
(No. and Street)

Palo Alto	CA	94306
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Lyons (916) 496 0291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young
(Name – *if individual, state last, first, middle name*)

560 Mission St #1600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan R. Rodland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinhood Financial, LLC, as of February 28, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

SEE BELOW

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SANTA CLARA
Subscribed and sworn to (or affirmed) before me
on this 28th day of FEBRUARY, 2018,
by NATHAN R. RODLAND
proved to me on the basis of satisfactory evidence
to be the person (s) who appeared before me.

Signature:

CATHY M. WONG
COMM. #2067406
Notary Public - California
Santa Clara County
My Comm. Expires June 4, 2018

EY
Building a better working world

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099

Report of Independent Registered Public Accounting Firm

To the Member of Robinhood Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robinhood Financial, LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2017.
February 28, 2018

A member firm of Ernst & Young Global Limited

ROBINHOOD FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION

Robinhood Financial, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	7,409,989
Receivables:		
Due from broker dealer		5,095,947
Executing broker receivables		2,349,295
Due from affiliate		376,532
Other receivables		524,092
Securities owned		578,006
Prepaid expenses		1,179,786
Property and equipment, net		27,565
Total Asset	$	17,541,212
Liabilities and Member's Equity		
Liabilities		
Account payable and accrued expenses	$	2,198,943
Accrued selling and promotional expenses		382,568
Deferred revenue		782,762
Total Liabilities		3,364,273
Commitment and contingencies		-
Members equity		14,176,939
Total Liabilities and Member's Equity	$	17,541,212

Robinhood Financial, LLC
Notes to the Financial Statements

NOTE 1: NATURE OF BUSINESS AND OWNERSHIP ACCOUNTING POLICIES

Business

Robinhood Financial, LLC (the Company) was organized in the State of Delaware on August 13, 2012. The Company is a wholly owned subsidiary of Robinhood Markets, Inc. (the Parent). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is an introducing broker-dealer, which is using its mobile technology in listed equity securities, over-the-counter securities, corporate debt securities, mutual funds, and equity options through a third-party self-clearing broker-dealer firm. Retail customers have electronic access to Robinhood Financials trading platform. Transactions are unsolicited; the Company works in an agency capacity and records transactions in securities and trade-related revenue and expenses on the trade date basis.

Under its membership agreement with FINRA, the Company is exempt from paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

NOTE 2: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Uses of Estimates

The preparation of Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying notes. The Company based its estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates and could have a material adverse effect on the Statement of Financial Condition.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with maturities at the time of purchase of three months or less to be cash equivalents. The fair value for instruments held with less than three months to maturity, is deemed to their carrying value.

Cash and cash equivalents at December 31, 2017 consist of cash on deposit with banks; no cash equivalents were held at this date.

Due from Broker

Due from broker represents receivable from the clearing firm, primarily related to transaction based revenue, interest revenue, subscription revenue, and required clearing deposit as per the clearing agreement. The Company earns a portion of the interest on customers' free credit balance held at the third-party clearing firm and interest revenue on customer margin debit balance and fully paid stock loan programs held at the third-party clearing firm.

Executing Broker Dealer Receivables

Executing broker-dealer receivable represents receivables from market-making broker-dealers for routing customer orders for execution. Orders are trades which customers have not specifically instructed to be routed to a particular venue for execution. These receivables are short term and usually are settled within 30 days.

Securities Owned

The Company owns an inventory of stocks to be used as a promotional reward for customers and their friends for referring and opening a new account which is recorded on trade-date basis. Securities owned are recorded at their fair value.

Prepaid Expenses

The Company classifies prepayments made under contracts as prepaid expenses and expenses them over the contract terms. These prepaid expenses include items such as prepayments on rent, insurance, regulatory fees, web services, data feed, research, software subscriptions, etc.

Revenue Recognition

Revenues for order flow are earned from market makers and accrued in the same period in which the related securities transactions are completed or related services are rendered. These payments are earned for routing customer orders for execution.

Interest revenue includes interest earned on customer free credit balances, and other interest revenue shared by the clearing broker. The Company shares interest from margin loans and from a fully paid stock loan program. Interest revenue is recognized when earned.

To the extent that our customers are billed for subscription products, revenue is recognized in the period the service is provided. The Company records deferred revenue when it receives payments in advance of the delivery of the service.

The Company has agreed to indemnify the clearing broker for any losses it may sustain from unsecured debt in customer accounts introduced by the Company. The Company recognizes unsecured customer debts as expenses when incurred.

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company capitalized certain costs incurred in internally developed software when capitalization requirements were met. However, these internally developed applications are no longer capitalized at the subsidiary level due to multiple entities benefiting from these applications. Software is capitalized at the Parent level as of December 31, 2017.

NOTE 3: DUE FROM BROKER

Due from broker represents receivables from the third-party clearing broker. Amount at December 31, 2017 consists of:

Clearing deposit	$ 1,001,693
Cash held at the Company's proprietary account	1,432,864
Receivable related to clearing activities and settlement	2,661,390
Total due from broker	$ 5,095,947

NOTE 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by as follows:

			Useful life
Property and equipment	$	37,736	3-5 years
Less:			
Accumulated depreciation - computers		(10,171)	
Property and equipment, net	$	27,565	

Property and equipment are recorded at historical cost less accumulated depreciation, which is computed on a straight-line basis over their estimated useful life.

NOTE 5: RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company reimburses the Parent for rent, payroll, technology, information services, and other occupancy expenses.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position. As of December 31, 2017, management is not aware of any commitments or contingencies that have a material impact on the Statement of Financial Condition.

NOTE 7: FAIR VALUE OF ASSETS AND LIABILITIES

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are defined as follows:

Level 1 – Observable, quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. Prices are based on the best information available.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either

approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The fair value of securities owned, which are equity securities, is based on quoted prices in active markets. Securities owned are classified as Level 1. As of December 31, 2017 the Company has $578,006 in assets classified as Level 1.

Securities that were awarded to our customers as a part of the Company's promotional referral program but not claimed as of December 31, 2017 are measured at fair value. As of December 31, 2017 the Company has $382,568 in liabilities related to equity securities that are classified as Level 1 but not yet claimed.

Other financial instruments are recorded by the Company at contractual amounts, which approximate fair value. This includes receivables, payables and deferred revenues. These instruments have short-term maturities and are classified as Level 1.

NOTE 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. In addition, The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

NOTE 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the Statement of Financial Condition. The evaluation was performed through the date the Statement of Financial Condition was available to be issued.

Based upon this review, one subsequent event was noted; in January 2018, the Company distributed $3,000,000 to its parent. No other events took place that require recording or disclosure in the Statement of Financial Condition.

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $9,632,969 which was $9,408,572 in excess of its required net capital of $224,397; and the Company's ratio of aggregate indebtedness ($3,364,273) to net capital was 0.349 to1.